

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2012

<u>Via E-Mail</u>
Mr. Steven Adelstein
Principal Accounting and Financial Officer
Wellesley Capital Management Corp.
7076 Spyglass Avenue
Parkland, Florida 33076

> **Re:** **Wellesley Capital Management Corp. (formerly known as "TheWebDigest Corp")**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Forms 10-Q for the Quarters Ended March 31, 2012 and June 30, 2012**
> **Filed April 24, 2012 and July 31, 2012**
> **File No. 333-151485**

Dear Mr. Adelstein:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the Quarter Ended March 31, 2012</u>
<u>Form 10-Q for the Quarter Ended June 30, 2012</u>

<u>Item 4. Controls and Procedures, page 13</u>

1. We note your disclosure that your President concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the first fiscal quarter and the second fiscal quarter covered by these Form 10-Q's. We also note your disclosure that there has been no change in your internal controls over financial reporting during either of these quarters ended March 31, 2012 or June 30, 2012. In light of the fact that your Form 10-K for the year ended December 31, 2011 included a conclusion that internal controls and procedures were not effective due to certain disclosed material

weaknesses, please explain to us how you can conclude that disclosure controls and procedures are effective at both March 31, 2012 and June 30, 2012 when there has been no change to the internal controls with material weaknesses. Please advise or revise to disclose that your disclosure controls and procedures were not effective at March 31, 2012 and June 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief